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SEC FILE NUMBER
6-68473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

76 Ivy Way
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	finop@mccarvillcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

Horizon Center Blvd	Hamilton	NJ	08690
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McCarvill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCP Securities LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _James J McCarvill, Jr._____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MCP SECURITIES, LLC

(A wholly owned subsidiary of McCarvill Capital Partners, LLC)
(SEC I.D. No. 8-68473)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition is bound separately has been filed simultaneously herewith as a Public Document.

MCP Securities, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Director and Member
MCP Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of MCP Securities, LLC as of December 31, 2025, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities, Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of MCP Securities, LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MCP Securities, LLC's management. My responsibility is to express an opinion on MCP Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to MCP Securities, LLC in accordance with the U.S. federal Securities, laws and the applicable rules and regulations of the Securities, and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of MCP Securities, LLC's financial statements.

The supplemental information is the responsibility of MCP Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedules II and III Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as MCP Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
April 8, 2026

MCP Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	391,548
Accounts receivable		3,508,120
Accounts receivable – related party		1,896
Prepaid expenses		18,857
Fixed assets, net		8,399
TOTAL ASSETS		**$ 3,928,820**

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	15,461
Accounts payable – related party		3,000
TOTAL LIABILITIES		**18,461**
COMMITMENTS AND CONTIGENCIES		-
MEMBER EQUITY		**3,910,359**
TOTAL LIABILITIES AND MEMBER EQUITY		**$ 3,928,820**

The accompanying notes are an integral part of these financial statements.

MCP Securities, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES		
Advisory fees	$	37,998
Retainers		240,000
Success fees		4,229,423
Other income		22,227
TOTAL REVENUES		**4,529,648**
EXPENSES		
Compensation & benefits		1,224,992
Professional fees		74,671
Regulatory fees		30,251
Technology, data, & communications		102,898
Travel & entertainment		20,215
Occupancy & equipment		1,800
Depreciation		3,832
Other expenses		7,250
TOTAL EXPENSES		**1,465,909**
NET INCOME	$	**3,063,739**

The accompanying notes are an integral part of these financial statements.

MCP Securities, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$	**369,870**
Contributions		487,000
Distributions		(10,250)
Net Income		3,063,739
BALANCE AT DECEMBER 31, 2025	$	**3,910,359**

The accompanying notes are an integral part of these financial statements.

MCP Securities, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 3,063,739
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:	
Depreciation	3,832
(Increase) Decrease in Operating Assets:	
Prepaid expense	6,358
Accounts receivable	(3,299,476)
Increase (Decrease) in Operating Liabilities:	
Accounts payable and accrued expenses	(52,279)
Due to related party	2,400
Net cash (used in) operating activities	(275,426)
Cash Flows From Investing Activities	
Purchase office equipment	(4,331)
Cash Flows From Financing Activities	
Capital withdrawals	(10,250)
Capital contributions	487,000
Net cash provided by financing activities	476,750
Net increase in cash	196,993
Cash at Beginning of Year	194,555
Cash at End of Year	$ 391,548
Supplemental Cash Flows Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**
    MCP Securities, LLC (the Company) was organized as a Delaware Limited Liability Company in December 2009 and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of McCarvill Capital Partners, LLC (the Parent). The Member purchased the Company in April 2016. The Company's primary purpose is to provide funding for private placement of securities.

2. **Significant Accounting and Reporting Policies**
    Basis of Presentation and Use of Estimates
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    Significant Judgments
    Revenue from contracts with customers includes success, retainers and advisory fees from investment banking services (private placement of securities). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Significant Accounting and Reporting Policies – Continued

Success Fees

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration. Payment for revenue is due upon closing.

Advisory Fees

Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fees Receivable and Contract Balances

Fees receivable include advisory and transaction success fees due from clients. Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (ie: unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities at December 31, 2025. Fees receivable at December 31, 2025, totaled $3,508,120.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses.

2. **Significant Accounting and Reporting Policies – Continued**

The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025 an allowance for credit losses was not considered necessary.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for federal and state income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years after 2022.

3. **Related Parties**
The Company is a wholly owned subsidiary of McCarvill Capital Partners, LLC (the Parent). The Parent is partially owned by Mr. James McCarvill (the Affiliate). In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2025, the Company recorded expenses under this agreement totaling $2,400. Included in the total is a provision for rent. The Company recorded rent totaling $1,800 related to the shared expense with the Affiliate. Related party payables as of December 31, 2025, were $3,000.

4. **Fixed Assets, net**
Fixed Assets are recorded at cost less accumulated depreciation and amortization. Useful life of the website is three (3) years, computer & equipment is five (5) years, and the furniture is seven (7) years. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

A summary of Fixed Assets at December 31, 2025, is as follows:

Computer & Equipment	$ 15,111
Total Fixed Assets	15,111
Accumulated Depreciation	(6,712)
Total Fixed Assets	$ 8,399

Depreciation and amortization expense for 2025 was $3,832.

5. **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $373,087 which is $368,087 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 4.95%.

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Possession and Control Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

4. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

5. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker dealer, providing investment banking services, such as private placement of securities within one line of business. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

SUPPLEMENTAL INFORMATION

MCP Securities, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 3,910,359
ADJUSTED NET WORTH	**3,910,359**
LESS:	
Non-allowable assets	
Accounts receivable	(3,508,120)
Accounts receivable – related party	(1,896)
Prepaid expenses	(18,857)
Fixed assets, net	(8,399)
Total non-allowable assets	(3,537,272)
TENTATIVE NET CAPTIAL	**$ 373,087**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 373,087**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 368,087**
TOTAL AGGREGATE INDEBTEDNESS	**18,461**
MINIMUM NET CAPITAL BASED ON AI	**1,231**
PERCENTAGE OF NET CAPITAL TO AI	**4.95%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

MCP Securities, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Director and Member
MCP Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to me pursuant to SEC Rule 17a-5, in which (1) MCP Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively private placement of securities and advisory services in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025, through December 31, 2025, without exception.

MCP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
April 8, 2026

MCP Securities, LLC's Exemption Report

MCP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placement of securities and advisory services in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.
   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

MCP Securities, LLC

I, James McCarvill, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 2025 through December 2025, is true and correct.

James A McCarvill, Jr.
CFO